Exhibit 99.21

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

Anderson Energy Announces 2010 First Quarter Results

Calgary, Alberta, May 13, 2010—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) (TSX:AXL) is pleased to announce its operating and financial results for the three months ended March 31, 2010.

HIGHLIGHTS:

•

In the first quarter of 2010, three gross (2.25 net) Cardium horizontal oil wells were drilled. All three wells have been completed and are on production. The Company’s working interest share of initial production from these three wells is 700 BOPD of light oil.

•

Second quarter production is estimated to be approximately 8,500 BOED, with the production peaking in the quarter at 9,200 BOED. The Company’s guidance for 2010 is 8,000 to 8,500 BOED. The percentage of oil and NGL production included in this guidance has increased from 11% to 18% with the additional Cardium oil volumes. By the fourth quarter of 2010, oil and NGL production is estimated to be 20% of total production and will make up over 35% of total revenue at currently forecast prices.

•	Drilling of an additional 5 gross (3.2 net) Cardium horizontal oil wells is expected to commence in May 2010.

•

The Company has increased its Cardium prospective land to 92 gross (52 net) sections. Based on a drilling density of three wells per section, the drilling inventory is possibly 276 gross (156 net) Cardium horizontal oil wells. The Company’s exposure in the Cardium oil horizontal play has the potential to significantly increase future oil production.

•	In the first quarter of 2010, two 100% working interest Rock Creek wells were drilled in Westpem. These wells came on stream on April 2, 2010 and their combined current production is 300 BOED.

•

The Company has completed its planned Edmonton Sands winter drilling program and the spring well tie-in and plant construction program is nearing completion. The Company estimates that as a result of the fit for purpose facilities being constructed, this new Edmonton Sands production will be brought on stream at less than $3.50 per BOE starting in the second quarter of 2010.

•

In February 2010, a financing for net proceeds of $29.8 million was completed by issuing 21.9 million common shares at a price of $1.45 per share. The Company’s net debt at March 31, 2010 is $65.8 million, which is $65.2 million less than at March 31, 2009.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31		% Change
(thousands of dollars, unless otherwise stated)	2010	2009
Oil and gas revenue before royalties	$23,265	$24,429	(5%)
Funds from operations	$10,635	$8,792	21%
Funds from operations per share
Basic	$0.06	$0.10	(40%)
Diluted	$0.06	$0.10	(40%)
Loss	$(5,953)	$(10,159)	41%
Loss per share
Basic	$(0.04)	$(0.12)	67%
Diluted	$(0.04)	$(0.12)	67%
Capital expenditures, including acquisitions net of dispositions	$33,427	$13,545	147%

Debt, net of working capital	$65,753	$130,971	(50%)

Shareholders’ equity	$357,475	$299,949	19%

Average shares outstanding (thousands)
Basic	163,811	87,300	88%
Diluted	163,811	87,300	88%
Ending shares outstanding (thousands)	172,400	87,300	97%
Average daily sales
Natural gas (Mcfd)	35,221	42,344	(17%)
Liquids (bpd)	1,130	1,448	(22%)
Barrels of oil equivalent (BOED)	7,000	8,505	(18%)
Average prices
Natural gas ($/Mcf)	$5.22	$5.15	1%
Liquids ($/bbl)	$62.43	$38.69	61%
Barrels of oil equivalent ($/BOE) *	$36.93	$31.91	16%
Royalties ($/BOE)	$5.39	$5.79	(7%)
Operating costs ($/BOE)	$10.91	$10.81	1%
Operating netback ($/BOE)	$20.63	$15.31	35%
General and administrative ($/BOE)	$2.73	$2.62	4%

Wells drilled (gross)	26	11	136%

* Includes royalty and other income classified with oil and gas sales.

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OPERATIONS:

Cardium Horizontal Oil. In the first quarter of 2010, the Company drilled three gross (2.25 net) Cardium horizontal oil wells. In March and April, these three wells were completed. All three of the wells commenced production in May and the Company’s working interest share of initial production from the wells is 700 BOPD of light oil. The Company is planning on operating the drilling of five gross (3.2 net) locations in the second and third quarters of 2010 at Garrington, Willesden Green and Pembina to allow the Company to further delineate areas for near term development. The Company has increased its Cardium prospective land inventory to 92 gross (52 net) sections. Based on a development drilling density of three wells per section, it could potentially drill 276 gross (156 net) Cardium horizontal wells. The Company’s exposure in the Cardium oil horizontal play has the potential to significantly increase future production.

Edmonton Sands. On January 30, 2009, the Company announced a significant farm-in transaction which more than doubled its land and prospective Edmonton Sands drilling inventory. The Company is committed to drill 200 wells by December 31, 2010 and has an option to drill a minimum of 100 additional wells prior to April 30, 2012 to earn additional lands. In this winter’s drilling program, the Company drilled 126 gross (96.1 net) Edmonton Sands wells. The Company achieved significant cost savings in this winter program, with average drilling and completion costs of $215,000 per well as compared to $313,000 per well in the fourth quarter of 2008. Completion test rate results averaged 40% higher than the previous winter’s drilling program. The Company will be drilling 74 additional wells in the last half of 2010 to complete its 200 well commitment. The Company has completed construction of its new Leedale compressor station. The startup of the Medicine River compressor station has been delayed to approximately July 1, 2010. Various other well tie-in projects have been completed in the Gilby, Buck Lake and Sylvan Lake areas. New production from the winter drilling program has started to come on stream in the second quarter of 2010. These projects will make up approximately 20% of production for the remaining three quarters of the year, and the associated operating expenses are expected to be less than $3.50 per BOE.

Whitemud Horizontal Gas. The Company drilled and completed two Whitemud horizontal gas wells in the first quarter of 2010. Both wells were recently completed and the Company will be conducting flow-back operations to determine a stabilized rate for these wells when ground conditions permit. The Whitemud Sands are at 600 meters vertical depth and the horizontal wells traverse 1,000 to 1,200 meters through the formation. The Whitemud Sands has on average 2.5 Bcf per section of initial gas in place. Currently, the Company has 200 sections of land that it owns or controls in this play.

Deeper Drilling. The Company drilled two Westpem Rock Creek liquids rich gas wells in the first quarter of 2010. These wells came on stream on April 2, 2010 and their combined current production is 300 BOED. The Company is planning on drilling four gross (2.9 net) deeper targets in Westpem targeting Rock Creek and in Willesden Green targeting Ellerslie in the remainder of the year. All of these operations are liquids rich gas targets.

PRODUCTION

For the quarter ended March 31, 2010, the Company averaged 7,000 BOED, which was similar to the fourth quarter of 2009. Low commodity prices and the need to conserve funds for the farm-in drilling program in the winter resulted in new wells not being drilled and brought on production in

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2009 to offset natural production declines. However, this winter’s drilling program has brought on stream significant new production additions in the second quarter of 2010. The Company estimates production in the second quarter of 2010 to be 8,500 BOED. Production in the second quarter of 2010 peaked at 9,200 BOED in early May.

The Company’s annual production guidance is 8,000 to 8,500 BOED. Of significance is the percentage of oil and NGL which has increased from 11% to 18% on an annual basis. Oil and NGL is estimated to be 20% of the Company’s production by the fourth quarter of 2010, and will make up over 35% of total revenue at currently forecast prices.

FINANCIAL RESULTS

Capital expenditures, net of dispositions and drilling incentive credits, were $33.4 million in the first quarter of 2010 with $17.0 million spent on drilling and completions before drilling incentive credits and $20.7 million spent on facilities. This compares to capital expenditures of $13.5 million in the first quarter of 2009.

The Company’s funds from operations were $10.6 million in the first quarter of 2010 compared to $8.8 million in the first quarter of 2009. The Company’s average natural gas sales price was $5.22 per Mcf in the first quarter of 2010 compared to $5.15 per Mcf in first quarter of 2009. Based on prices to date, the Company’s average natural gas sales price in the second quarter of 2010 is estimated to be approximately $3.60 per Mcf. The Company had entered into fixed price contracts for approximately 19 MMcfd of natural gas production in the first quarter of 2010 at an average AECO price of $5.71 per Mcf. The Company realized a gain on the contracts of $1.3 million for the three months ended March 31, 2010. The 2010 gas price before the gain was $4.81 per Mcf. The Company’s average crude oil and natural gas liquids sales price in the first quarter of 2010 was $62.43 per barrel compared to $38.69 per barrel in the first quarter of 2009. WTI oil prices averaged US$78.71 per barrel in the first quarter of 2010 and are expected to be similar in the second quarter based on prices to date. The Company’s operating netback was $20.63 per BOE in the first quarter of 2010 compared to $15.31 per BOE in the first quarter of 2009. The increase in the operating netback was primarily due to the increase in commodity prices, including the gains on fixed price natural gas contracts. Operating expenses in 2010 were $10.91 per BOE, which was slightly higher than the first quarter of 2009 of $10.81 per BOE. The new production from the Edmonton Sands winter drilling program is expected to make up approximately 20% of total average production for the last three quarters of the year and is projected to come on stream at an average operating expense of less than $3.50 per BOE as compared to a historical operating expense of $9.00 per BOE.

FINANCING

In February 2010, the Company completed a financing for net proceeds of $29.8 million by issuing 21.9 million common shares at an issue price of $1.45 per share. This financing was put in place to expand the Company’s Cardium oil horizontal drilling program. The Company has 172.4 million outstanding common shares as of March 31, 2010. The Company has credit facilities of $100 million with three Canadian banks. The Company’s net debt at March 31, 2010 was $65.8 million compared to $131.0 million at March 31, 2009.

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OUTLOOK

Natural gas prices have been weak to date in the second quarter of 2010. Warmer weather in the summer and the return of winter should strengthen natural gas prices. The Company has been increasing its focus on Cardium light oil horizontal well drilling programs and is rebalancing its overall product mix to include a higher proportion oil and NGL, with an estimated 20% of the product mix being liquids production by the fourth quarter of 2010.

The Alberta government has made important changes to their fiscal incentives program which benefit the Company. The 5% one year royalty program has now been made permanent. This benefits all of the Company’s Cardium horizontal oil, Edmonton Sands and deep drilling programs. The Alberta government has indicated that it will be reducing the oil and gas royalty curves before the end of May 2010. To date, they have indicated that the maximum gas royalty will be reduced from 50% to 36% and the maximum oil royalty will be reduced from 50% to 40%. The oil royalty curve adjustment is expected to be a significant benefit to the Company’s current and planned Cardium horizontal oil program.

Completion test rate results from the Edmonton Sands farm-in program averaged 40% higher than results achieved in the previous winter’s drilling program. The Company expects similar results for the next fall/winter drilling program. This winter, the locations drilled were predominantly on Crown land that did not require mineral subsurface poolings or have any surface access restrictions. Next winter, the Company will be drilling more freehold lands and lands where subsurface poolings have been completed. Many of the new locations to be drilled next winter will connect to the new plant infrastructure built this winter.

In 2009, the Company had excellent finding, development and acquisition costs, at less than $8.00 per BOE, and is continuing its low capital cost and low operating cost Edmonton Sands program for the upcoming winter. The Company is continuing to evaluate its Cardium oil acreage position with the horizontal drill bit.

PEOPLE

David Sandmeyer has been nominated to join the Board of Directors at the May 2010 annual meeting of shareholders. David is a professional engineer and a corporate director, and former President and Chief Executive Officer of Freehold Royalty Trust and Rife Resources Ltd. He was also a founding Governor of the Canadian Association of Petroleum Producers serving several terms and active on a number of committees.

The Company has hired Ian Kerr into the newly created position of Edmonton Sands Business Unit Manager. Previously, Mr. Kerr worked as the Asset Team Leader for Petro Canada’s shallow gas project at Medicine Hat. Mr. Kerr has over 25 years of industry experience and we welcome him to Anderson Energy.

The Company invites its shareholders to attend the annual meeting on May 13, 2010 at the Metropolitan Centre in Calgary at 2:00 pm MDT and encourages anyone interested in further details on the Company to visit the Company’s website at www.andersonenergy.ca.

Brian H. Dau

President & Chief Executive Officer

May 13, 2010

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This page has been left blank intentionally. The Company’s Management’s Discussion and Analysis for the three months ended March 31, 2010 and the Company’s Consolidated Interim Financial Statements as at March 31, 2010 have been filed under separate cover.

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ADVISORY

Certain information regarding Anderson Energy Ltd. in this news release including, without limitation, management’s assessment of future plans and operations, benefits and valuation of the development prospects described herein, number of locations in drilling inventory and wells to be drilled, timing and location of drilling and tie-in of wells and the costs thereof, productive capacity of the wells, timing of and construction of facilities, expected production rates, dates of commencement of production, amount of capital expenditures and timing thereof, value of undeveloped land, extent of reserves additions, ability to attain cost savings, drilling program success, impact of changes to the royalty regime applicable to the Company, including payment of drilling incentive credits, commodity price outlook and general economic outlook may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions and farm-ins, failure to realize the anticipated benefits of acquisitions and farm-ins, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Anderson Energy’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Anderson Energy’s website (www.andersonenergy.ca).

Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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Corporate Information

Head Office

700 Selkirk House

555 4th Avenue S.W.

Calgary, Alberta

Canada T2P 3E7

Phone (403) 262-6307

Fax     (403) 261-2792

Website www.andersonenergy.ca

Directors

J.C. Anderson (2)(3)

Calgary, Alberta

Brian H. Dau (3)

Calgary, Alberta

Chris L. Fong (1)(2)

Calgary, Alberta

Glenn D. Hockley (1)(3)

Calgary, Alberta

David G. Scobie (1)(2)

Calgary, Alberta

David J. Sandmeyer has been

nominated for election to the

Board of Directors at the Annual

General Meeting on May 13, 2010

Member of:

(1)	Audit Committee
(2)	Compensation & Corporate Governance Committee
(3)	Reserves Committee

Auditors

KPMG LLP

Independent Engineers

GLJ Petroleum Consultants

Legal Counsel

Bennett Jones LLP

Registrar & Transfer Agent

Valiant Trust Company

Stock Exchange

The Toronto Stock Exchange

Symbol AXL

Contact Information

Anderson Energy Ltd.

Brian H. Dau

President & Chief Executive Officer

(403) 206-6000

Officers

J.C. Anderson

Chairman of the Board

Brian H. Dau

President & Chief Executive Officer

David M. Spyker

Chief Operating Officer

M. Darlene Wong

Vice President Finance, Chief Financial

Officer & Secretary

Blaine M. Chicoine

Vice President, Operations

Philip A. Harvey

Vice President, Exploitation

Daniel F. Kell

Vice President, Land

Jamie A. Marshall

Vice President, Exploration

Abbreviations used

AECO – intra-Alberta Nova inventory transfer price

bbl – barrel

bpd – barrels per day

Mbbls – thousand barrels

Mstb – thousand stock tank barrels

BOE – barrels of oil equivalent

BOED – barrels of oil equivalent per day

BOPD – barrels of oil per day

MBOE – thousand barrels of oil equivalent

GJ – gigajoule

Mcf – thousand cubic feet

Mcfd – thousand cubic feet per day

MMcf – million cubic feet

MMcfd – million cubic feet per day

Bcf – billion cubic feet

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